And PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated April 11, 2007)	Registration No. 333-139621

deCODE genetics, Inc.

3.5% Senior Convertible Notes Due 2011

 and

 Shares of Common Stock Issuable Upon Conversion of the Notes

                This prospectus supplement adds to or supersedes similar information contained in the prospectus of deCODE genetics, Inc., dated April 11, 2007, as amended and supplemented from time to time.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The date of this prospectus supplement is November 16, 2007.

The information appearing under the caption “Selling Securityholders” on page 23 of the prospectus, as modified by Prospectus Supplement Nos. 1, 2 and 3, is further modified by amending the information pertaining to the selling securityholders named below:

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Underlying Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
Xavex Convertible Arbitrage 2 Fund 55 Vilcom Circle, Suite 200 Chapel Hill, N.C. 27514	$200,000	*	14,285	*
Unnamed holders of notes or any future transferees, pledges, donees or successors of or from any such unnamed holder(10)	$8,380,000	10.5%	598,571	1.0%
Total	$80,000,000	100.0%	5,714,288	8.5%

*       Less than 1%.

(1)     Assumes conversion of all of the holder’s notes at a conversion rate of 71.4286 shares of common stock per $1,000 principal amount of the notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)     Calculated based on shares of common stock outstanding as of  November 12 , 2007.  In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(10)   Information about other selling securityholders will be set forth in additional prospectus supplements.